Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 20 January 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
13/01/2020	MTA	3,350	155.1619	519,792.25
14/01/2020	MTA	8,037	156.2032	1,255,405.20
15/01/2020	MTA	15,238	155.1217	2,363,744.40
16/01/2020	MTA	4,055	154.0006	624,472.35
17/01/2020	MTA	1	155.3000	155.30
Total	—	30,681	155.2612	4,763,569.50

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 17 January 2020, the total invested consideration has been:

•	Euro 43,195,458.49 for No. 286,259 common shares purchased on the MTA

•	USD 2,945,229.74 (Euro 2,650,730.37*) for No. 17,613 common shares purchased on the NYSE resulting in total No. 8,701,479 common shares held in treasury as of 17 January 2020. As of the same date, the Company held 3.38% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 2,969,005 own common shares on MTA and NYSE for a total consideration of Euro 395,446,678.75.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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